March 11, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suying Li

Lyn Shenk

Taylor Beech

Katherine Bagley

Re:	Hoop Street Center I Corp

Amendment No. 6 to Offering Statement on Form 1-A

Filed February 1, 2021

File No. 02411349

Dear all:

We are submitting this letter on behalf of Hoop Street Center I Corp (the “Company” or “Hoop Street”) in response to comments from the Staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) received by electronic mail dated March 10, 2021, relating to Amendment No. 6 (“Amendment No. 6”) to the Company’s Offering Statement on Form 1-A (File No. 024-11349) filed with the Commission on March 1, 2021 (the “Offering Circular”). Amendment No. 7 to the Offering Circular is being filed concurrently herewith. The numbered paragraphs below correspond to the numbers comments in the Staff’s letter dated March 10, 2021, and the Staff’s comments are presented in bold italics. We have also included the copy of this letter that is being transmitted via EDGAR filings in electronic form, which have been marked to show changes from Amendment No. 6.

Amendment No. 6 to Form 1-A filed March 1, 2021

General

1.	We note the revisions to your website in response to comment 2. However, your website appears to be a solicitation of interest in your offering, and may in the future, once your offering is qualified, be an offer. Therefore, as requested in our prior comments, please update your website to include a hyperlink to your most recent offering circular, as required under Rule 25 (d)(1)(iii) of Regulation A, and appropriate legends, as required under Rule 255 of Regulation A. The language provided on page 3 of your offering circular, along with an active hyperlink to your most recent offering statement, would satisfy these requirements. Please note that we will not qualify your offering statement until your website complies with the relevant rules.

In response to the Staff’s comment, the Company has revised the website and removed any indication of solicitation of interest in the offering. You may note that at the bottom of the landing page, the Company has revised the disclosure to comply with Rule 255 of Regulation A, and has also included a hyperlink to the most recent preliminary offering circular, as required under Rule 255 of Regulation A.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (801) 615-0880.

Sincerely,

/s/ Ernest Hemple
Ernest Hemple